SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2006
Commission File Number 1-15194

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant’s name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

COMPANHIA DE BEBIDAS DAS AMÉRICAS – AMBEV
TAX ID (CNPJ/MF) No. 02.808.708/0001-07
NIRE 35.300.157.770

Publicly-Held Company

NOTICE TO THE SHAREHOLDERS

Companhia de Bebidas das Américas - AmBev hereby publicly informs that it will, shortly, call a Shareholders’ Extraordinary General Meeting to amend the deliberations of the Shareholders’ Extraordinary General Meeting held on April 20, 2006, with respect to the increase of capital through the partial capitalization of the tax benefit obtained by the Company with the partial amortization of the special premium reserve. Therefore, the term for the exercise of the preemptive rights which was the object of the Notice to the Shareholders published on the Diário Oficial do Estado de São Paulo and Gazeta Mercantil on April 25th, 2006, is suspended. In addition, the Company informs that in the new draft resolution to be submitted to the shareholders in the next shareholders’ meeting, which resolution shall replace the previous one, the shareholders’ registered on the date of the new meeting shall be granted preemptive rights on the subscription of new shares, on the proportion of 0.04578384%, in the same class, at the same issuance prices of  R$0.769230 and R$0.906980 for each new common or preferred share, respectively.

São Paulo, April 28th, 2006

João Mauricio Giffoni de Castro Neves
Investor Relations’ Officer
Companhia de Bebidas das Américas – AmBev

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 28, 2006

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

By:	/s/João Mauricio Giffoni de Castro Neves

João Mauricio Giffoni de Castro Neves
Chief Financial Officer and Investor Relations

FORWARD-LOOKING STATEMENTS

Statements contained in this press release may contain information, which is forward-looking and reflects management’s current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, and the implementation of the measures required under AmBev’s performance agreement entered into with the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômica – CADE) are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.